Filed by Ares Acquisition Corporation and X-Energy Reactor Company, LLC

Pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Ares Acquisition Corporation (File No. 001-39972)

Set forth below is a transcript of the conference call held on January 19, 2023 announcing the proposed business combination (the “Business Combination”) between Ares Acquisition Corporation (“AAC”) and X-energy Reactor Company, LLC (“X-energy”).

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John Jannarone, Editor-in-Chief, IPO Edge: Good afternoon. Thank you for joining. I’m. John Jenner, an Editor-in-Chief of IPO Edge, back for our first fireside this year, 2023, with a really interesting business. Now those of you who watched our program before it’s seen us work with dozens of green energy companies. But we have not done a whole lot of the nuclear world. So today, for the first time, we’re going to be talking about small module, modular nuclear reactors. We have X-energy, which is going public through a merger with Ares Acquisition Corp. We are fortunate enough to have the CEOs of both of those entities

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John Jannarone, Editor-in-Chief, IPO Edge: we’ve got David Kaplan, who’s Co-chairman and CEO of the Ares Acquisition Corp he’s, also a co-founder of Ares and chairman of the Ares private equity group and then we have clay cell. Who is the CEO of X-energy. You’ll meet those gentlemen momentarily before we get into that. I just like to remind everyone that you’re free to ask questions, and we’ll get to those towards the end of the program. The easiest way to do that is to put them into your zoom portal right in front of you there

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John Jannarone, Editor-in-Chief, IPO Edge: Alternatively, if you’re more comfortable sending an email, we’ll keep an eye on that as well, you can send an email to editor@ipodashedge.com.

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John Jannarone, Editor-in-Chief, IPO Edge: And lastly, if you’d like to watch a replay because you can’t catch the whole thing or want to see it again. The full recording will be available for anyone to watch whether you register just now or not. You can find that most easily on our homepage@ipodashedge.com. You can also find that very easily under the AAC ticker on your Bloomberg terminal or on yahoo finance that’ll be up later this afternoon. With that further ado I’m gonna pass the baton to my Co-Editor, Jared Banks who’s going to introduce David Kaplan Jarrett

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Jarrett Banks, Editor-at-Large—IPO Edge: thanks John and welcome David to the program. Nice to see you.

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Jarrett Banks, Editor-at-Large—IPO Edge: Let’s start off as we do quite often by talking to the CEO yourself of this back. Can you tell us a little bit about Ares one of the largest asset managers in the world.

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Jarrett Banks, Editor-at-Large—IPO Edge: and why you chose X-energy.

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David Kaplan, CEO, Ares Acquisition: Sure. Well, first of all, thank you both

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David Kaplan, CEO, Ares Acquisition: for having us. We’re excited to be able to share this story. We really think

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David Kaplan, CEO, Ares Acquisition: X-energy is a very exciting investment, and we couldn’t be more thrilled to be partnering with Clay and his entire management team Ares is actually we just celebrated our 20 fifth anniversary. Ares is, as you mentioned, an alternative asset

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David Kaplan, CEO, Ares Acquisition: investment manager with 341 billion dollars of assets under management.

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David Kaplan, CEO, Ares Acquisition: And we’re in basically 5 different categories of assets, credit, private equity, real estate, what we call secondary solutions, and then a variety of strategic initiatives in which the SPAC resides actually along with our insurance business and our Asian footprint.

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David Kaplan, CEO, Ares Acquisition: and you know Ares takes a very long term view when it comes to investing.

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David Kaplan, CEO, Ares Acquisition: We’re very excited about what we think is going to be a significant value that we can add to Clay and his management team as they grow, the business going forward.

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David Kaplan, CEO, Ares Acquisition: and one of the things that we do within that 341 billions invest in the energy transition. The energy transition, in my view, from a secular or thematic standpoint is a really exciting place to be deploying capital. There’s obviously

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David Kaplan, CEO, Ares Acquisition: the markets are very accepting and desirous of capital formation for the energy transition. We believe very firmly that nuclear is a key component to that transition over the coming multiple decades.

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David Kaplan, CEO, Ares Acquisition: and I think we deploy something like 3.4 billion or so since 2015 in the energy transition, mostly through our infrastructure asset class that resides

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David Kaplan, CEO, Ares Acquisition: in our real assets division, if you will. So we’re very excited. We think this is a a really good marriage, and plays to the strengths of as management

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Jarrett Banks, Editor-at-Large—IPO Edge: great, that we we certainly hear a lot about the energy transition, mostly from Ev. So this is exciting to get to here a different component of that.

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Jarrett Banks, Editor-at-Large—IPO Edge: What makes Ares a good partner for X-energy. And are there ways to help the the business grow after the deal closes

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David Kaplan, CEO, Ares Acquisition: It’s a that’s actually a great question, because.

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David Kaplan, CEO, Ares Acquisition: and I think Clay will probably comment a little bit about

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David Kaplan, CEO, Ares Acquisition: how we came together, or maybe some of the attributes that we bring to the table that were attractive to him.

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David Kaplan, CEO, Ares Acquisition: Obviously the SPAC market has gone through a a form of correction which we predicted actually.

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David Kaplan, CEO, Ares Acquisition: and one of the things that we were so focused on when we raised the original capital for this back

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David Kaplan, CEO, Ares Acquisition: was identifying a company where we could bring value, add to the table and justify the economics

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David Kaplan, CEO, Ares Acquisition: attached to the SPAC vehicle.

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David Kaplan, CEO, Ares Acquisition: And when you think about the energy transition that it’s global. And you think about Ares is footprint with 30 offices around the world, 17 countries in which we operate 2,500 employees.

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David Kaplan, CEO, Ares Acquisition: and there’s literally been, I’d say, several dozen, plus of those employees and team members at Ares that have already helped

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David Kaplan, CEO, Ares Acquisition: Clay and his management team, whether it’s in capital raising, such as the announced investment that was, take that took place this week out of Korea. From a couple of strategic. We were actually helpful with that. So there’s all kinds of things I think we can bring to the table from a business

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David Kaplan, CEO, Ares Acquisition: building standpoint that will not stop when we close the deal, because our mentality, our view, and we’re putting up an incremental 75 million dollars off of our balance sheet. As part of this transaction. Our view and our mentality is very long term. We’re gonna.

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David Kaplan, CEO, Ares Acquisition: you know, hopefully really have a great exciting stock here for the long term that we’ll be proud to own.

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Jarrett Banks, Editor-at-Large—IPO Edge: Okay, great. And what can you tell us about the X-energy management team? What’s it? Been like working with them?

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David Kaplan, CEO, Ares Acquisition: Well, I think hopefully, because this will be somewhat interactive and and a bit of, as you call it, a fireside sort of format. I think that you’ll see the rapport is actually pretty good. We’ve

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David Kaplan, CEO, Ares Acquisition: definitely become fast friends, and we’ve been focused on. Enter and nuclear specifically. And I’ve talked to a number of players in the industry over the multiple years. And so it’s from that perspective that we came to the

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David Kaplan, CEO, Ares Acquisition: table. And and this rapport in a in a really, you know, sort of deep and meaningful way, I think, when you we we obviously did tons of diligence. On this company we took our typical private equity approach to diligently a business

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David Kaplan, CEO, Ares Acquisition: 2 X-energy as part of this business combination. But I think that Clay

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David Kaplan, CEO, Ares Acquisition: is one of the most interesting validations, if you will, of the X-energy story. So just by way of background, and I am probably gonna embarrass him a little bit, because I’m I’m singing his praises.

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David Kaplan, CEO, Ares Acquisition: But you know he was the deputy Secretary of in the Department of Energy, and so that Perch, combined with his private sector, business experience, really allowed him to see the entire landscape around the energy

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David Kaplan, CEO, Ares Acquisition: ecosystem globally. And I’d say that this technology really resonated with him, and he invested his life, his livelihood in this business. And to me that’s an incredible validation. Someone of his caliber and quality

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David Kaplan, CEO, Ares Acquisition: to lead this team and execute against a very large, addressful market. Opportunity.

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Jarrett Banks, Editor-at-Large—IPO Edge: Great! We’ll get to Clay here in just a second. But we have a question from the audience that actually is a very germane to what I was about to ask, which is, how can retail investors

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Jarrett Banks, Editor-at-Large—IPO Edge: participate in the transaction? And we have a question asking if a AAC stock will automatically convert to X-energy shares, which the answer is, Yes.

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David Kaplan, CEO, Ares Acquisition: that’s a great. It’s a great question. So Ares Acquisition Corp

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David Kaplan, CEO, Ares Acquisition: is traded on the New York Stock Exchange under AAC is the ticker symbol.

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David Kaplan, CEO, Ares Acquisition: and if you buy a share, Ares Acquisition Corp. And you retain that share, and don’t redeem as part of the business combination pro forma for the business combination. You will own a share of of X-energy.

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Jarrett Banks, Editor-at-Large—IPO Edge: All right, let’s let’s talk to the man himself. Clay, Welcome to the program. Good to see you.

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Clay Sell, CEO, X-energy: Jared. It’s great to be with you and and with you, John.

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Jarrett Banks, Editor-at-Large—IPO Edge: Now David mentioned a little bit about your background, including your position in George W. Bush’s cabinet. What can you tell us about that? And your path to X-energy?

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Clay Sell, CEO, X-energy: You know I I better in and around the nuclear industry for 25 years in a previous life I worked in the White House for President George W. Bush, and then

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Clay Sell, CEO, X-energy: was his deputy Secretary of Energy in the in in the second term. That was a period of of the so called nuclear renaissance. You know, it was a period of high gas prices. We really thought a lot of plants were going to be built across the United States. I was heavily involved with those policies.

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Clay Sell, CEO, X-energy: and and as an advocate and and an architect on behalf of the administration.

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Clay Sell, CEO, X-energy: Even during that period, though

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Clay Sell, CEO, X-energy: the most exciting thing, in my opinion, happening in the around the world on nuclear was in South Africa with a program called the Pebble Bed Modular reactor. It was a really innovative. Next generation. Technology wouldn’t melt down, use pebble, bed fuel.

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Clay Sell, CEO, X-energy: commonwealth, Edison under Corbyn Corbyn McNeil in the US. Had invested heavily in it. Westinghouse was behind it.

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Clay Sell, CEO, X-energy: It was a really exciting technology. Well, time passes things change. I. I moved to another sector into the private.

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Clay Sell, CEO, X-energy: The government changed in South Africa, and that program ended.

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Clay Sell, CEO, X-energy: and an enterprising entrepreneur from the United States and Cambridge

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Clay Sell, CEO, X-energy: saw the opportunity in high temperature, gas, cold pebble, bed reactors that could not melt down. He went down to South Africa. He recruited

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Clay Sell, CEO, X-energy: the remnant of the pebble bed team brought them to the United States and began X energy.

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Clay Sell, CEO, X-energy: I later got to know Cam, and when I figured out that

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Clay Sell, CEO, X-energy: that’s what he was doing. He was bringing the pebble bed technology to the United States.

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Clay Sell, CEO, X-energy: It it really intrigued me because.

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Clay Sell, CEO, X-energy: honestly, I’ve always believed

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Clay Sell, CEO, X-energy: for a long time

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Clay Sell, CEO, X-energy: that

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Clay Sell, CEO, X-energy: increase in energy demand and the need to decarbonize, and the role that energy Security play

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Clay Sell, CEO, X-energy: would force

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Clay Sell, CEO, X-energy: economies and and producers and consumers to go to nuclear. I mean, I believe that for a long time I believe that for a long time before the conventional wisdom got to that point.

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Clay Sell, CEO, X-energy: and what was so exciting for me. I joined the company 4 years ago. I saw a commercialization opportunity.

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Clay Sell, CEO, X-energy: and

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Clay Sell, CEO, X-energy: what was so exciting is the conventional wisdom honestly has caught up very dramatically

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Clay Sell, CEO, X-energy: in a big way, in terms of policy, support

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Clay Sell, CEO, X-energy: customer interests, investor interest in this belief that yes, in fact.

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Clay Sell, CEO, X-energy: the world must go nuclear in a very massive way.

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Clay Sell, CEO, X-energy: There’s a huge addressable market.

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Clay Sell, CEO, X-energy: I got the opportunity to lead a company that had the technology that I long believe was the winning technology

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to the marketplace.

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Clay Sell, CEO, X-energy: And and that’s why I joined.

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Jarrett Banks, Editor-at-Large—IPO Edge: All right. That’s a great answer. Give us a high level overview of X energy. And

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Jarrett Banks, Editor-at-Large—IPO Edge: what what differentiates you from any any other nuclear companies.

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Clay Sell, CEO, X-energy: Well, the the company itself is a

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Clay Sell, CEO, X-energy: a designer and developer of high temperature, gas, cold reactors.

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Clay Sell, CEO, X-energy: and we are a designer and manufacturer of the fuel.

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Clay Sell, CEO, X-energy: Try. So if you.

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Clay Sell, CEO, X-energy: I don’t know if you can try, so fuel form that that we use inside these reactors.

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Clay Sell, CEO, X-energy: and you know our standard, a reactor produce what module would produce 80 megawatts, Electric.

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Clay Sell, CEO, X-energy: It can produce it for electricity purposes

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Clay Sell, CEO, X-energy: more interesting to the energy transition. It can also produce high temperature steam for the industrial sector. But you know we’re we’re we’re investing heavily in our IP.

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Clay Sell, CEO, X-energy: Our future revenues will be driven by IP. Licensing revenue sales of services associated with the development and operation of the plants and the sale of fuel. So I think we have a really compelling technology.

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Clay Sell, CEO, X-energy: but a very strong management team and a compelling business model that

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Clay Sell, CEO, X-energy: will create a lot of shareholder value or as the opportunity to create a lot of shareholder value as we

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Clay Sell, CEO, X-energy: as we take a leadership position into this great energy transition.

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David Kaplan, CEO, Ares Acquisition: All right. Great what what Jared can I just just maybe interject, you know. Yeah, I just I mentioned something quickly about the addressable market.

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David Kaplan, CEO, Ares Acquisition: and I just would love to maybe put some numbers on

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David Kaplan, CEO, Ares Acquisition: that which is.

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David Kaplan, CEO, Ares Acquisition: you know, the opportunity in the Us.

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David Kaplan, CEO, Ares Acquisition: Canada and the UK.

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David Kaplan, CEO, Ares Acquisition: I think Clay correct me if I’m wrong. It’s like something in the neighborhood of 470 gigawatts.

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David Kaplan, CEO, Ares Acquisition: which translates into what we estimate to be 500 billion

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David Kaplan, CEO, Ares Acquisition: of a revenue opportunity by 2040 growing to a trillion

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David Kaplan, CEO, Ares Acquisition: by 2050,

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David Kaplan, CEO, Ares Acquisition: and

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David Kaplan, CEO, Ares Acquisition: the validation that this company has received

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David Kaplan, CEO, Ares Acquisition: from the Department of Energy through a 1.2 billion dollars award

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David Kaplan, CEO, Ares Acquisition: to then go after that

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David Kaplan, CEO, Ares Acquisition: market opportunity.

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David Kaplan, CEO, Ares Acquisition: I just wanted to weigh in to say, this is a company going after a very large prize with what we think is leading technology

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David Kaplan, CEO, Ares Acquisition: with a world class management team that has had a lot of validation from third parties, not just Ares, but the Department of Energy being one of them, and I just, I hope that’s helpful or additive to to your question earlier. Those are great points. Yes, absolutely

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Jarrett Banks, Editor-at-Large—IPO Edge: clay. Can you tell us a little bit about what makes the design safer than traditional nuclear reactors.

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Clay Sell, CEO, X-energy: Yeah, I I mean, first I I I gotta tell you your

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Clay Sell, CEO, X-energy: traditional conventional nuclear energy is extraordinarily safe.

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Clay Sell, CEO, X-energy: I would posit that it is the safest generation form

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Clay Sell, CEO, X-energy: that has ever been deployed on a large scale anywhere in the world.

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It

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Clay Sell, CEO, X-energy: What we have done is we’ve really taken it to the next level. From a safety standpoint

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Clay Sell, CEO, X-energy: we have designed the reactor

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Clay Sell, CEO, X-energy: that is intrinsically safe.

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Clay Sell, CEO, X-energy: What that really means is the reactor can’t melt down.

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and there’s

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Clay Sell, CEO, X-energy: virtually no scenario where radiation will leave the plant side under any scenario

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Clay Sell, CEO, X-energy: and exposed to public.

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Clay Sell, CEO, X-energy: So it’s a. It’s a really revolutionary design.

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Clay Sell, CEO, X-energy: you know. It certainly changes the way we engage with the communities in which we operate.

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Clay Sell, CEO, X-energy: which is very gratifying and very satisfying.

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But

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Clay Sell, CEO, X-energy: the most exciting thing to me is that it really changes the economics of the plan.

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Clay Sell, CEO, X-energy: When you start with a plant

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Clay Sell, CEO, X-energy: that cannot melt down.

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Clay Sell, CEO, X-energy: it changes the amount of concrete that’s required. The amount of steel that’s required. The number of

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Clay Sell, CEO, X-energy: safety related backup systems that you have to have in place in order to prevent a meltdown. We have largely eliminated those things. You can think of that as simplifying the design and eliminating a lot of the cost

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Clay Sell, CEO, X-energy: and making it easier and quicker because of all all of our components are, we’re small enough to build a components in the factory, all of those things combined to just make a more economic, more deployable, and more scalable system. And when you, when you listen to the Tam numbers

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Clay Sell, CEO, X-energy: that David laid out.

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Clay Sell, CEO, X-energy: you know other estimates say we have to some. We either have to

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Clay Sell, CEO, X-energy: trip. Anyway. The world has 400 gigawatts of nuclear today.

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Clay Sell, CEO, X-energy: depending on which study you look at, and whether you consider industrial heat in it or not, you know we need somewhere between 3 to 10 times the existing installed base of nuclear in order to get close to our decarbonization initiatives. So, having a technology

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Clay Sell, CEO, X-energy: that is relatively shorter to build and is scalable in a in a rapidly rapid way was, was, I think.

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Clay Sell, CEO, X-energy: an intriguing attribute to Ares, and I think it’s been an intriguing attribute to the other investors that have come in, as they see, you know, kind of art, that role our technology can play in grabbing a very significant part of the market opportunity.

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Jarrett Banks, Editor-at-Large—IPO Edge: Right? Can you talk a little bit about who the competition is, and how your small modular reactor is different than their designs.

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Clay Sell, CEO, X-energy: Yeah, I mean from an electricity standpoint, You know, we we certainly compete

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Clay Sell, CEO, X-energy: with with fossil fuel, generation, and and even renewables, you know. Renewables are a beautiful resource.

00:18:13.390 —> 00:18:26.510

Clay Sell, CEO, X-energy: but, as you know, they’re they’re they’re not always on and the you know the winds not always blowing. And so every time you see a wind farm, or a solar farm you have to think in your mind. There’s also a natural gas plant

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Clay Sell, CEO, X-energy: behind that.

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Clay Sell, CEO, X-energy: you know, firm in the power, whenever whenever it’s not available. So we we compete with with the renewables firm by natural gas. There’s a there’s a carbon signature associated with that. There’s carbon risk associated with that approach. So we think that makes us quite compelling.

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Clay Sell, CEO, X-energy: We also compete with large nuclear.

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Clay Sell, CEO, X-energy: and we there is competition within the nuclear field Generally

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Clay Sell, CEO, X-energy: it to me it’s one of the things that’s really affirming about the size of the opportunity. You know a lot of companies have come into it. You have large scale nuclear. You have small, smaller scale, traditional nuclear that still has

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Clay Sell, CEO, X-energy: all of the challenges and limitations of traditional nuclear. And then you have innovative companies like X energy. You know, Bill Gates has invested heavily in another advanced nuclear company. So we compete against all of those.

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Clay Sell, CEO, X-energy: The advantage that we have

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Clay Sell, CEO, X-energy: is we are on track because of the

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Clay Sell, CEO, X-energy: customer validation we’ve received from the Department of Energy from companies like Dow Chemical companies like Opg.

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Clay Sell, CEO, X-energy: We are on track today to be first to the market.

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Clay Sell, CEO, X-energy: and and we think that will present a significant advantage, and then our safety case, and some of the added functionality that we have make us uniquely attractive

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Clay Sell, CEO, X-energy: to certain industries. And let me give you an example.

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Clay Sell, CEO, X-energy: Our particular technology can produce very high temperature. Steam.

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Clay Sell, CEO, X-energy: high temperature. Steam is a major input to the industrial manufacturing process, like like the processes that down chemical uses

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Clay Sell, CEO, X-energy: that industrial steam today

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Clay Sell, CEO, X-energy: is almost 100% produced by combusting fossil fuels and generating carbon emissions

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Clay Sell, CEO, X-energy: that’s 25% of the globe’s carbon emissions. So when you talk about the energy transition, it’s not just electric vehicles and transportation and solar and and wind and generation, we also have this huge sector almost equal in size, called industrial heat.

00:20:34.770 —> 00:20:43.840

Clay Sell, CEO, X-energy: It’s almost 100% fossil fuel fired, and so the opportunity for X energy to come in and provide that high temperature. Steam

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Clay Sell, CEO, X-energy: is a huge decarbonization and business opportunity.

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Clay Sell, CEO, X-energy: Dow Chemicals saw that they’ve committed to

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Clay Sell, CEO, X-energy: build a plant with us before 2030 on the US. Gulf coast. They’ve also invested in the company. So that is, you know that industrial heat market, what we say call carbon-free steam is, we we think, will be one of the greatest

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Clay Sell, CEO, X-energy: growth opportunities, and one of the key distinguishing characteristics that makes us different from small conventional nuclear power and large

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David Kaplan, CEO, Ares Acquisition: nuclear power. Yeah, Jared, just on that size point.

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just visualize this. You have a plan to

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David Kaplan, CEO, Ares Acquisition: an industrial or Oriented plant. It has its

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David Kaplan, CEO, Ares Acquisition: fossil fuel fired energy source.

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David Kaplan, CEO, Ares Acquisition: You just pluck that out.

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David Kaplan, CEO, Ares Acquisition: and you put in the Xy 100 modules in the same footprint.

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David Kaplan, CEO, Ares Acquisition: and because of the safety case because of the physics. Basically, it is, you know, simplest. I’m: not a nuclear engineer, but it is simplest form. The physics of the fuel.

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David Kaplan, CEO, Ares Acquisition: You Don’t need to have a containment size around that, and therefore it makes this replacement a sale to an industrial company like that very, very attractive, and it really has led to a customer pipeline that I think Clay correct me if I’m wrong. You’ve got

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David Kaplan, CEO, Ares Acquisition: several at 30ish customers or so in the pipeline.

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Clay Sell, CEO, X-energy: and it’s, and it’s really dominated by

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Clay Sell, CEO, X-energy: I I mean, it’s really there is many industrial heat steam consumers in that pipeline, as there are traditional.

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Clay Sell, CEO, X-energy: You know, utility, electric, generated, electric, generating customers that you think of for nuclear. So

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Clay Sell, CEO, X-energy: you know a. On that we think we have a much larger market to address than many of our competitors.

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Jarrett Banks, Editor-at-Large—IPO Edge: You see how good David and I are together. I mean, we do this for a little bit.

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Jarrett Banks, Editor-at-Large—IPO Edge: Those kinds of facilities. Obviously. I’ve driven past wind farms that go on for miles and miles and miles. What? How does it compare?

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Clay Sell, CEO, X-energy: All right, let me give you an example.

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Clay Sell, CEO, X-energy: Let’s say you need 900 megawatts of capacity, you know a fairly standard, you know. That would be 3,

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Clay Sell, CEO, X-energy: or I mean that there would be 1 12 unit X 100, and that would cover about 70 acres. And you’re going to get 95% power for the next 95% availability for the next 60 years out of 70 acres

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Clay Sell, CEO, X-energy: tucked in a little valley. It’s it’s it’s it’s quite attractive, or you could cover

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Clay Sell, CEO, X-energy: 40,000 acres with wind turbines.

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Clay Sell, CEO, X-energy: Now maybe you love looking at wind turbines. I I I was a wind developer in a previous life. I don’t think there is. They’re they’re unattractive, but that’s not a widely held view and covering 40,000, Really, you know, is is is quite an impact. If you wanted to do it in solar.

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Clay Sell, CEO, X-energy: it’s over 5,000 acres covered in solar panels.

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Clay Sell, CEO, X-energy: One of the issues we’ve really run into in Canada.

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Clay Sell, CEO, X-energy: and particularly in the American West, with indigenous populations, who we endeavor to work very, very closely with.

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Clay Sell, CEO, X-energy: You know their unique appreciation for the land in their particular response

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Clay Sell, CEO, X-energy: to the scarring effect that that that that that that renewables have, because there’s such a much, much larger

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Clay Sell, CEO, X-energy: land impact from those resources. So it’s one of the things that I think is really attractive about about about nuclear, and it’s.

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Clay Sell, CEO, X-energy: you know it’s it’s a very

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Clay Sell, CEO, X-energy: dense energy source and a very efficient user of the land.

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Jarrett Banks, Editor-at-Large—IPO Edge: Great. What about replacement cycles? I think it’s about

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Jarrett Banks, Editor-at-Large—IPO Edge: 20 years for a

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Jarrett Banks, Editor-at-Large—IPO Edge: wind form.

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Jarrett Banks, Editor-at-Large—IPO Edge: How does how does that compare?

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Clay Sell, CEO, X-energy: Yeah, You know a. An X 100 point last 60 years.

00:25:04.490 —> 00:25:15.070

Clay Sell, CEO, X-energy: you know the typical Wind Farm or solar farm will last 20 to 25 years. I I made, I I I drew. Who’s in? I was at a conference last year when I stood up and said

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Clay Sell, CEO, X-energy: nothing. None of the renewable plants that we’ve built today.

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Clay Sell, CEO, X-energy: and none of the plants that we’ll build in the next 5 years will contribute one

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Clay Sell, CEO, X-energy: iota to our 2050 decarbonization initiatives.

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Clay Sell, CEO, X-energy: And it’s true.

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Clay Sell, CEO, X-energy: You know I, it’s wonderful technology, but you’re gonna have to build it 3 times, build it, take it down and build it again, take it down, build it again to cover the same amount of time that that one nuclear plant pays I I mean, Ron. And you’re seeing the impact of that, You know, in the West as when farms are coming down.

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Clay Sell, CEO, X-energy: and you see these large landfills being filled with.

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Clay Sell, CEO, X-energy: you know, cut up carbon fiber blades.

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Clay Sell, CEO, X-energy: You know it’s it’s a good reminder that

00:26:03.150 —> 00:26:19.339

Clay Sell, CEO, X-energy: you know Nothing’s a 100%. Everything has its challenges, you know. I I I love when. But I think there’s going to be a a massive role for nuclear play to both complement when and and address the energy needs in an attractive way on a go forward basis.

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Jarrett Banks, Editor-at-Large—IPO Edge: Right? How does the cost of your Smr. Compared to other sources of renewable energy.

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Clay Sell, CEO, X-energy: You know we we we we we we think we’re going to be very, very attractive

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Clay Sell, CEO, X-energy: at the end of a kind we’re estimating. I’m going to use numbers. That means something to me. But then I’ll try to put it into layman’s context.

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Clay Sell, CEO, X-energy: You know our our into the kind costs are are $3,600 per kilowatt installed.

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Clay Sell, CEO, X-energy: Okay, what does that mean?

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Clay Sell, CEO, X-energy: It’s largely what allows us to be

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Clay Sell, CEO, X-energy: competitive to $4, natural gas and a $40 per megawatt hour range

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Clay Sell, CEO, X-energy: the benefit, though.

00:27:02.630 —> 00:27:07.420

Clay Sell, CEO, X-energy: is there 0 long-term carbon risk to be managed when you go nuclear.

00:27:07.450 —> 00:27:11.109

Clay Sell, CEO, X-energy: and and when you factor in the social cost of carbon

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Clay Sell, CEO, X-energy: and the expectations around the carbon risk, you know, nuclear becomes much more attractive than natural gas and natural gas. That’s the price of power and most markets in in the United States.

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Clay Sell, CEO, X-energy: you know, and and so that we think that makes us exceedingly attractive, these to be when, for all the reasons that we’ve discussed and and against natural gas, so think

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Clay Sell, CEO, X-energy: long-term price in 2020, roughly 40 low, $40 per megawatt hour.

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David Kaplan, CEO, Ares Acquisition: you know, if I could just interject once again, you know that 1.2 billion dollars that came from the Department of Energy.

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David Kaplan, CEO, Ares Acquisition: Yeah, there’s kind of a sea change that happened frankly with the Ukraine situation in just the mentality around nuclear. You see some reversals at the Government level internationally and actually domestically, here in the United States as well. But

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David Kaplan, CEO, Ares Acquisition: that 1.2 billion was awarded prior to that sea change and mentality.

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David Kaplan, CEO, Ares Acquisition: and in addition to it being affirming of X-energy’s position in the market.

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David Kaplan, CEO, Ares Acquisition: I actually think it is reflective of the government’s viewpoint

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David Kaplan, CEO, Ares Acquisition: on this cost of carbon associated with alternatives, such as natural gas. There is this recognition that a carbon free energy source that has this melt proof down, meltdown proof, you know, attribute to it

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David Kaplan, CEO, Ares Acquisition: is so important to this energy transition we’re undertaking here over the next 30 or 40 years.

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David Kaplan, CEO, Ares Acquisition: That’s a great point. It really is a bipartisan issue these days too isn’t it.

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David Kaplan, CEO, Ares Acquisition: I think there is universal appeal to this solution is part of the you know process that we’re undergoing is a global economy and a domestic economy from an energy generation standpoint.

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Clay Sell, CEO, X-energy: And so it’s well received on both sides of the aisle here in the US. And I think abroad as well across the we’ve seen that trend globally, I mean.

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Clay Sell, CEO, X-energy: Yup.

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Clay Sell, CEO, X-energy: 10 years ago you would say, you know the the centre right party. The Republicans in the US were more supportive of nuclear, and so left. The Democrats were traditionally more opposed to it.

00:29:44.460 —> 00:29:49.329

Clay Sell, CEO, X-energy: That dynamic has been completely turned upside down.

00:29:49.550 —> 00:30:01.579

Clay Sell, CEO, X-energy: The center left the Democrats in the US. Are just as enthusiastic for nuclear as as as the center. Right, you see that in the policies that are enacted

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Clay Sell, CEO, X-energy: it’s a little bit for different reasons. I mean, the the center left is more passionate about the role that nuclear must play to decarbonize the economy. But what it is resulted in is the most dramatic

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Clay Sell, CEO, X-energy: macro policy tailwinds

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Clay Sell, CEO, X-energy: I’ve ever seen, and and if I were honest with myself.

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Clay Sell, CEO, X-energy: which I’m prepared to be with you

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Clay Sell, CEO, X-energy: even 3 years ago I would not have expected the level of policy support, we perceive. Let me give you an example.

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Clay Sell, CEO, X-energy: The Inflation Reduction Act, whether you agree whether you think it’s accurately named or not, was one of the most significant

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Clay Sell, CEO, X-energy: riches support packages for nuclear power that has ever been passed.

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Clay Sell, CEO, X-energy: It provides investment tax credits up to 50%

00:30:48.510 —> 00:30:50.040

Clay Sell, CEO, X-energy: payable in cash

00:30:50.100 —> 00:30:51.160

Clay Sell, CEO, X-energy: at commission.

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Clay Sell, CEO, X-energy: It provides production tax credits that can

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Clay Sell, CEO, X-energy: be the the equivalent of 830 million over the first 10 years of of operation of an X 100 plan.

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Clay Sell, CEO, X-energy: What’s so interesting about the richest nuclear incentive package that’s ever been passed.

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Clay Sell, CEO, X-energy: It was passed with 100%

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Clay Sell, CEO, X-energy: Democrat votes.

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Clay Sell, CEO, X-energy: not because Republicans don’t support nuclear power.

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Clay Sell, CEO, X-energy: but because that you know the nature of the politics in town. That’s that’s what was required to get it done, and it’s still, even with a with only Democrats voting for it, it, it was still

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Clay Sell, CEO, X-energy: the most significant nuclear legislation that’s been passed

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Clay Sell, CEO, X-energy: in a long, long time, and that speaks volumes

00:31:35.070 —> 00:31:36.729

Clay Sell, CEO, X-energy: about the path

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Clay Sell, CEO, X-energy: to becoming a bipartisan darling

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Clay Sell, CEO, X-energy: That nuclear has been on over the last 3 years

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Jarrett Banks, Editor-at-Large—IPO Edge: eye opening. Indeed, when can we expect to see the first xe 100

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Clay Sell, CEO, X-energy: you you should expect to see, because I expect to see in our customers expect to see, and our supply chain expects to see the first reactor come fully online in the 2029 timeframe.

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Clay Sell, CEO, X-energy: You know when the the first unit will probably come online in 28.

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Clay Sell, CEO, X-energy: But we have a number of customers that are pushing on that timeline

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Clay Sell, CEO, X-energy: and and and we have a we have a good approach to get there.

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Jarrett Banks, Editor-at-Large—IPO Edge: Okay, Can you talk us through some of the milestones that we’re going to see over the next few years.

00:32:22.940 —> 00:32:27.579

Clay Sell, CEO, X-energy: Well, you can. You can anticipate, like, you know, to to get on that pathway

00:32:27.630 —> 00:32:33.660

Clay Sell, CEO, X-energy: what we’ll make a our our construction permit application to the nuclear Regulatory Commission

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Clay Sell, CEO, X-energy: towards the end of this year.

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Clay Sell, CEO, X-energy: and then you know it’ll be

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Clay Sell, CEO, X-energy: a few years to to review that get it approved.

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Clay Sell, CEO, X-energy: Then, you know construction is, is, you know, about

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Clay Sell, CEO, X-energy: 3 years per unit on a staggered basis thereafter. So it really puts us in the 2829 timeframe.

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Clay Sell, CEO, X-energy: you know but it’s not just the reactor piece.

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Clay Sell, CEO, X-energy: you know.

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Jarrett Banks, Editor-at-Large—IPO Edge: I think Clay froze. That’s all right.

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Jarrett Banks, Editor-at-Large—IPO Edge: David. Maybe we’ll ask you about the current amount of customers, and how many more are in the pipeline?

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David Kaplan, CEO, Ares Acquisition: Yeah, I think so. I think what we’ve or what the company is publicly disclosed is

00:33:22.370 —> 00:33:24.480

David Kaplan, CEO, Ares Acquisition: 30 customers.

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David Kaplan, CEO, Ares Acquisition: And again, you know, really would emphasize the point

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David Kaplan, CEO, Ares Acquisition: that we were discussing earlier about the addressable market, including industrial.

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David Kaplan, CEO, Ares Acquisition: And it really is this high temperature steam that clay was referring to that opens up a whole, you know different and differentiated segment to go after. So very it’s it’s very good for a business development going forward

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Jarrett Banks, Editor-at-Large—IPO Edge: all right. Great? What? What is X-nergy’s path to profitability?

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David Kaplan, CEO, Ares Acquisition: So the the revenue model. So you asked the question regarding when the first plant will be, you know, sort of up and running

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David Kaplan, CEO, Ares Acquisition: revenue is, and there’s disclosure on this that you can find, I think, on the AAC website so feel free to, you know, for those listeners to go. Look at this more carefully. But revenue comes just given the not business model, the profit model for the company being services driven

00:34:30.380 —> 00:34:40.249

David Kaplan, CEO, Ares Acquisition: asset like revenue, comes in years before the plant is actually commissioned up and live, and then post

00:34:40.320 —> 00:34:58.479

David Kaplan, CEO, Ares Acquisition: the plant being up and live. There is a long term, and we talked about the useful life of the Xe 100 being 60 years. I think of it as a bit of a razor, razor blade, model printer, printer, cartridge model. They’re going to be selling fuel.

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David Kaplan, CEO, Ares Acquisition: and the company actually has broken ground in Tennessee on the first commercial nuclear fuel plant to be built in this country, I think, in something like 50 years. And so, when you put all that together.

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David Kaplan, CEO, Ares Acquisition: you can look at a unit of profitability as an Xy. 100 sale with revenue starting before and continuing for quite a bit of time. After

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Jarrett Banks, Editor-at-Large—IPO Edge: all, right great in your mind.

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Clay Sell, CEO X-energy: Why was now the right time to take X-energy public.

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John Jannarone, Editor-in-Chief, IPO Edge: I see that Clay has returned. Yeah, let’s get him back. That was a good question from data. Let’s see some of the technical stuff with clay, if we can.

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Clay Sell, CEO X-energy: Yeah, I I I I apologize. We we lost I I’m at my home in in Dallas, Texas. We just lost

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Clay Sell, CEO X-energy: power. And so I’m coming to you. The show must go on. I’m coming to you via cell phone.

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David Kaplan, CEO, Ares Acquisition: So Clay, I think, did this on purpose, John, just to show that we need a more reliable source of energy. And that fourth generation advanced nuclear reactors, like the Exe, 100 are just the answer. So it’s pretty dramatic

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David Kaplan, CEO, Ares Acquisition: demonstration.

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Clay Sell, CEO X-energy: hey? Thank you, David, for the great Assist that’s exactly. That was what that’s what I was doing.

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David Kaplan, CEO, Ares Acquisition: Okay, sounds good. So do you want to talk, Jared? Do you want to just talk quickly about what the why is so, Clay? I don’t know. If you want to weigh in from the company’s perspective? Why, now, why now, by go public, and I’m happy to talk about that as well, just from my capital markets.

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Clay Sell, CEO X-energy: Well, well, why, Don’t? I? I’ll address it from the company standpoint, and you know it. It was we knew.

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Clay Sell, CEO X-energy: based on the scale of opportunities

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Clay Sell, CEO X-energy: and and the desire of our customers to move even faster.

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Clay Sell, CEO X-energy: We knew that we needed to be eventually get to the public markets. We thought it was important in terms of access to capital. We thought it was important in terms of our ability to be.

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Clay Sell, CEO X-energy: you know, the quality of counterparty to large institutions that they would expect and require in terms of

00:37:18.780 —> 00:37:26.200

Clay Sell, CEO X-energy: you know, the performance guarantees that we need to offer. So we always knew that this was our our our destiny.

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Clay Sell, CEO X-energy: It was really, you know, when we met Ares it was.

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Clay Sell, CEO X-energy: you know, we had a really good summer. We had made customer announcements with Opg and with dial chemical, then the inflation reduction that had passed.

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Clay Sell, CEO X-energy: and and and and

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Clay Sell, CEO X-energy: we we had a lot of interest from

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Clay Sell, CEO X-energy: from from some really compelling facts.

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Clay Sell, CEO X-energy: But you know, David and I hit it off

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Clay Sell, CEO X-energy: from our values and and and just friendship standpoint from the beginning.

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Clay Sell, CEO X-energy: Ares was a.

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Clay Sell, CEO X-energy: you know, a premium class investor

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Clay Sell, CEO X-energy: with an impeccable reputation and a global footprint

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Clay Sell, CEO X-energy: and a reputation as a great business builder. So that was something very interesting to me.

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Clay Sell, CEO X-energy: We were able to drive attractive terms, because, quite frankly, there were more specs looking for deals than there were high quality targets, so we were able, I think, use that to

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Clay Sell, CEO X-energy: to the advantage of the existing shareholders, and we were able to to work a deal that was exceedingly attracted to us. Part of it, of course, was the addition. That was the addition of of Ares putting, you know, capital off their balance sheet of 75 million dollars

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Clay Sell, CEO X-energy: you know, directly into the company.

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Clay Sell, CEO X-energy: So

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Clay Sell, CEO X-energy: really David

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Clay Sell, CEO X-energy: was the partner that I wanted to have

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Clay Sell, CEO X-energy: in building the company. Ares was the partner X-energy sought to have in building the company.

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and we’re really

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Clay Sell, CEO X-energy: excited

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Clay Sell, CEO X-energy: to give the public investing market

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Clay Sell, CEO X-energy: an opportunity to to to, to to take a per pure plate.

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Clay Sell, CEO X-energy: You know, investment in

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Clay Sell, CEO X-energy: the energy transition

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Clay Sell, CEO X-energy: with advanced nuclear, and and we thought ultimately this was the right time to do it. Even.

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Clay Sell, CEO X-energy: you know, even with the reality around the stack market is, David says, and I believe

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Clay Sell, CEO X-energy: you know not. All specs are created equal.

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Ares is a unique

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Clay Sell, CEO X-energy: a player in this space, and and it’s one that that we’re happy to be with.

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Jarrett Banks, Editor-at-Large—IPO Edge: All right, David.

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David Kaplan, CEO, Ares Acquisition: Yeah, you know the only thing I’d really add to that. And I actually took our first company public in 1995 so and at this almost 30 years. And Ares itself obviously

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David Kaplan, CEO, Ares Acquisition: is a public company since early or spring of 2014. So, going on 9 years now.

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David Kaplan, CEO, Ares Acquisition: the by being public, you obviously have the access to capital that that brings.

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David Kaplan, CEO, Ares Acquisition: and there’s this inflection point right now happening in nuclear, so that marrying that up in terms of the access of capital and the inflection point and the backdrop for the company’s opportunity set is is a very good thing.

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David Kaplan, CEO, Ares Acquisition: But the global opportunity set for X-energy

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David Kaplan, CEO, Ares Acquisition: and having a brand and having the discipline and the transparency that comes from running a better business by being public.

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David Kaplan, CEO, Ares Acquisition: Now you can look at SpaceX and say, oh, my gosh! That is a company that innovated something similar. Not just that their X is in the name, but similar to, I think, somewhat of the opportunity set in front of X-energy of innovating.

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David Kaplan, CEO, Ares Acquisition: and they’ve done it privately. But I do believe when you’re dealing with

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David Kaplan, CEO, Ares Acquisition: government entities and large corporations on the industrial side, etc. Etc.

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David Kaplan, CEO, Ares Acquisition: Having that public brand and being public very helpful.

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David Kaplan, CEO, Ares Acquisition: And we’ve experienced that ourselves in our public company. Stewardship lives ourselves.

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Jarrett Banks, Editor-at-Large—IPO Edge: That makes a lot of sense. We’re gonna move into the Q&A portion of the broadcast, and I’m gonna pass the baton back to my colleague, John. Take it away, John.

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John Jannarone, Editor-in-Chief, IPO Edge: All right. Great thanks a lot, Jared and clay Good to have you back here. I’m sorry, but of power routes, you know. I’m gonna try to. We’ve had so many questions. Come in. We actually have more content to cover. So I’m gonna try to condense a couple if I can. These are somewhat technical, but let’s try to keep it in layman’s terms we can clay. So there’s a lot of questions about the pebble bed technology and something I was going to ask you was something that came up. You use something like 95% less concrete than we’ll be using in a traditional facility. Explain to me about you know the disposal and and how that works a little bit.

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People are very curious about how that works.

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Clay Sell, CEO X-energy: Yeah, you know, it’s something that’s really unique. We we.

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Clay Sell, CEO X-energy: the the containment which you traditionally associate with large nuclear, that that concrete dome

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Clay Sell, CEO X-energy: for us, the containment

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Clay Sell, CEO X-energy: that role is actually played by the fuel. We use

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Clay Sell, CEO X-energy: uranium, a unique uranium chemistry, and risks to 15 and a half percent.

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Clay Sell, CEO X-energy: And then we, in case that uranium in layers of graphite and ceramics, and so you have a robust form that cannot melt down under any scenario that it would ever see.

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Clay Sell, CEO X-energy: and it retains

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Clay Sell, CEO X-energy: virtually all 99.9, 9, 9 of all, of the waste produced during burnout.

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Clay Sell, CEO X-energy: And so the Department of Energy saw this, and years ago, they said, this is the most robust nuclear tool form that’s ever been invented. So it’s.

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Clay Sell, CEO X-energy: That is a key component to the intrinsic safety of the reactor, which has a

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Clay Sell, CEO X-energy: you know, a self-regulating core design, that it that if it happens to heat up.

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Clay Sell, CEO X-energy: It shuts down the chain reaction automatically

00:42:55.260 —> 00:43:03.069

Clay Sell, CEO X-energy: and and and cools back down. So again those features operate together to have a

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Clay Sell, CEO X-energy: enormously safer plant with less risk or no risk of a meltdown. And so just you know the steel and concrete and a traditional plan can just be removed. It’s no longer required by virtue of the safety case. That’s that’s the best way to think about the benefit.

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David Kaplan, CEO, Ares Acquisition: You know, John, something that I I always remember in all of our discussions around diligence. We brought in a lot of our technical advisors, etc. You could drop

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David Kaplan, CEO, Ares Acquisition: the the fuel into a volcano, and it will melt up, you know, just at that temperature, just to you know, sort of contextualize

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David Kaplan, CEO, Ares Acquisition: the safety case, and that’s why it fits within this small footprint, and therefore the addressable market is as large as it is

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John Jannarone, Editor-in-Chief, IPO Edge: that makes a lot of sense something else that I wanted to ask quickly, Here is vertical integration, and how how that, how? That’s important to the, to, the to the production model clay.

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Clay Sell, CEO X-energy: Yeah, we we saw the opportunity to get into fuel, You know, about 6 years ago

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Clay Sell, CEO X-energy: we wanted. There was not an existing

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Clay Sell, CEO X-energy: tries, so fuel manufacturer in the US at that time, but and so we saw an opportunity

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Clay Sell, CEO X-energy: to quite frankly get into a business that we believed in, and that we believed would be very large. We saw an opportunity and a when we had a desire to control quality and to and to control supply for our future customers. And just, you know, from the economics of it

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Clay Sell, CEO X-energy: a typical 4 unit, 320 megawatt plant, the initial core load, you know. That’s a 40 to 50 million dollar

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Clay Sell, CEO X-energy: initial fuel load, and then you know, it’s about 10 million dollars a year thereafter. So it’s going to be a really attractive

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Clay Sell, CEO X-energy: recurring revenue business force, and

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Clay Sell, CEO X-energy: and it it also we just so happen to have

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Clay Sell, CEO X-energy: the leading tricycle fuel expert in the world. In our company a guy named Dr. Pete. He did a lot of the work in qualifying this fuel for for the Department of Energy and O. Chris National app, you know, in the previous decade.

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Clay Sell, CEO X-energy: and we got him to join X-energy. It’s part of our great tradition of attracting extraordinary talent.

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Clay Sell, CEO X-energy: and quite frankly, we built a few fuel business around him and the outstanding team he assembled.

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John Jannarone, Editor-in-Chief, IPO Edge: Great. This this is a good question here, which is something that’s explained, I think, in good detail in your deck. But can you tell us about the capital you raise prior to this, and what that was directed to. It’s not as if this company was just born yesterday. I think you were started 2009 or so, and there’s been a lot of work done since then. A lot of capital deployed. In the meantime.

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Clay Sell, CEO X-energy: Yeah, we we were fortunate to have a a an amazing founder, and can be faring, you know, he put between debt and equity roughly the first 100 million into the company, and then we were

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Clay Sell, CEO X-energy: extraordinarily successful and winning competitive grants from the US. Government

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Clay Sell, CEO X-energy: in total. We’ve won about 1.4 billion

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Clay Sell, CEO X-energy: in Federal grants that have come direct to the company, or will come direct. Some of them are still flown that way. And so that’s a

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Clay Sell, CEO X-energy: that that that’s an extraordinary relationship. It really you can think of that

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Clay Sell, CEO X-energy: money coming in as as non dilute of equity, and we we still retain all of the intellectual property that we are are are producing with that. And then over the course of the last 2 and a half years, we’ve gone out to other private investors. We have a successful

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Clay Sell, CEO X-energy: Be round raised in in 2021,

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Clay Sell, CEO X-energy: and then we’ve raised, you know, a almost 200 million you know, 60 million earlier this year, and and and 100 and about 150 million associated with our entry, associated with the with the stack transaction. And so we are.

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Clay Sell, CEO X-energy: You know

00:46:59.960 —> 00:47:16.310

Clay Sell, CEO X-energy: that our success there combined with our partnership with Ares and the prospects of of secure and additional a cash in the transaction it’s. It’s it’s really an opportunity to to financially de-risk the company

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Clay Sell, CEO X-energy: and accelerate some of our growth initiatives over the course of the next couple of years.

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David Kaplan, CEO, Ares Acquisition: You know, John, just given the nature of the ownership structure and management quality of management here. They’ve been very good stewards of capital very efficient.

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David Kaplan, CEO, Ares Acquisition: With the deployment of capital is 1 point I’d make the second. Just on this, because great question, by the way.

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David Kaplan, CEO, Ares Acquisition: is, if you look at

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David Kaplan, CEO, Ares Acquisition: this, not all strategics. All strategic investors are great, but not all. Strategics are looking at it from the same perspective. And I think what’s most notable about

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David Kaplan, CEO, Ares Acquisition: a couple of the strategics that have come into X energy with investments prior to now

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David Kaplan, CEO, Ares Acquisition: is their customers

00:47:59.060 —> 00:48:08.379

David Kaplan, CEO, Ares Acquisition: and their perspective customers. And so that’s just that little extra validation, if you will, on the product and the market opportunity here for X-energy.

00:48:08.470 —> 00:48:19.609

David Kaplan, CEO, Ares Acquisition: because you know, it’s a little different than, say, a supplier to X energy as valuable as that is, because that’s an important collaboration again, you know, in terms of execution.

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David Kaplan, CEO, Ares Acquisition: But those customer validation points, I think, are really really notable.

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John Jannarone, Editor-in-Chief, IPO Edge: Yeah, that that that’s that’s helpful, David. Thank you. You know we had something that David jumped into a bit about your customer, Pipeline. I’m gonna wrap this again into another question, which is an interesting one. Tell us a bit about the profile of the customers in your pipeline, and then someone asks

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John Jannarone, Editor-in-Chief, IPO Edge: thinking way outside the box. Perhaps. Are there opportunities in space? Have you thought about working with NASA, the Department of Defense? This is probably good for clay.

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Clay Sell, CEO X-energy: I can. I start with the space one because it’s so exciting.

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Clay Sell, CEO X-energy: Yes, in in fact, I’ll tell you we.

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Clay Sell, CEO X-energy: You know our our core business is our commercial business.

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Clay Sell, CEO X-energy: but

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Clay Sell, CEO X-energy: we have. We have a lot of expertise

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Clay Sell, CEO X-energy: in fuels and in reactor design that, quite frankly, is highly attractive to the government.

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Clay Sell, CEO X-energy: And so we, for example, we have a contract right now to to

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Clay Sell, CEO X-energy: do a conceptual design

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Clay Sell, CEO X-energy: of a power grid

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Clay Sell, CEO X-energy: on the moon

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Clay Sell, CEO X-energy: that would allow a permanent human habitation on the moon to survive the solar night.

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Clay Sell, CEO X-energy: and the only way you can do that is, with a fission surface power system that would be remotely deployed and and and and constructed.

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Clay Sell, CEO X-energy: We want a contract last year from NASA to to do that work. We’ve done a lot of design work on, for example, nuclear thermal propulsion systems that would

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Clay Sell, CEO X-energy: will be required to take humans to Mars just because you have to shorten the time you need the speed that you get from an occur

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Clay Sell, CEO X-energy: power rocket.

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Clay Sell, CEO X-energy: And then, of course, you know, not in space. But you know the Department of Defense

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Clay Sell, CEO X-energy: selected us a couple of years ago to design

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a micro mobile reactor.

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Clay Sell, CEO X-energy: you know, for the for the military. Again.

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Clay Sell, CEO X-energy: It’s. It’s important to what we do. From an innovation standpoint. It’s important from what we do from an R. And D standpoint, I think investors should see these things as extraordinary validation of our technical chops

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Clay Sell, CEO X-energy: in design, and then and and then fuel work.

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Clay Sell, CEO X-energy: I. And now I was so excited by the space, for I forgot the first half of your question.

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John Jannarone, Editor-in-Chief, IPO Edge: Oh, well, I I I I think I was. I was trying to wrap them together and ask, You know, what is the profile of your current pipeline look like? And then I mean, I was thinking that was so far out. It might be a, you know, maybe some day. But to tell us about who’s, you know, coming up in the in the near future.

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Clay Sell, CEO X-energy: Yeah, you know, we’ve chose to focus early on

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Clay Sell, CEO X-energy: in in 3 principal markets, the US. Canada and the UK. Those are 3 of the

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Clay Sell, CEO X-energy: generally regarded 5 top regulators. And so.

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Clay Sell, CEO X-energy: you know, in some ways it’s a regulatory head strategy, and that success in one will

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Clay Sell, CEO X-energy: result in success in other markets that that are attractive.

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Clay Sell, CEO X-energy: I think Canada, for a lot of reasons, is one of the most

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Clay Sell, CEO X-energy: attractive commercial markets for nuclear today. It’s why we wanted to partner with Ontario Paragon. It’s fine. We’re so pleased that they are both a a a prospective customer and an investor. And then you know, the UK. Has made, particularly in the aftermath of

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Clay Sell, CEO X-energy: Russia’s invasion to Ukraine and the vulnerability now represented by over dependence on Russian gas. They have accelerated their nuclear policies in the UK They have identified our exact technology

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Clay Sell, CEO X-energy: as the preferred technology for industrial heat and hydrogen.

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Clay Sell, CEO X-energy: So we have a number of of a a strategies with customers underway there and then in the US.

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Clay Sell, CEO X-energy: We have strong interest from utilities.

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Clay Sell, CEO X-energy: but extraordinary interest from the petrol, chemical sector, and and and industrial customers. The only one that we have announced to date is now chemical, but they are representative of the

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Clay Sell, CEO X-energy: great great interest in carbon-free steam. That X-energy can provide

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John Jannarone, Editor-in-Chief, IPO Edge: great a quick question on on on uranium. And if I might just slip this little anecdote in from my personal side, my grandfather’s nuclear physicist, and I have a picture of him with Edgar Sendier, who is, you know, mining uranium out of the Belgian Congo in the forties. Where does it come from now? And is it hard to get

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Clay Sell, CEO X-energy: the world. The Earth cross is a wash and uranium.

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Clay Sell, CEO X-energy: The biggest suppliers I mean us has a tremendous amount of uranium resources here. It’s largely not mine today, because more commercial resources are in place and wonderful allies of ours. So most of the uranium in the world today comes from Canada.

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Clay Sell, CEO X-energy: Australia, and Kazakhstan.

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Clay Sell, CEO X-energy: and the those they are the top 3 producers. And so we have, you know, a a diversity of supply.

00:53:17.140 —> 00:53:22.270

Clay Sell, CEO X-energy: The issue, you know, no issues associated with the with the global uranium supplies

00:53:22.760 —> 00:53:34.779

John Jannarone, Editor-in-Chief, IPO Edge: great. I want to ask about some, some, some news from December, a recent announcement that you guys made about the nuclear Regulatory Commission accepting an application. Can you tell us a bit about that? That’s for

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John Jannarone, Editor-in-Chief, IPO Edge: the first ever fuel fabrication facility, focus on the use of high essay Low and Ritchie Uranium. Just tell us a bit about what that that announcement about.

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Clay Sell, CEO X-energy: Yeah, there, there. There are 3 commercial fuel fabrication facilities in the United States today.

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00:53:49.620 —> 00:54:04.750

Clay Sell, CEO X-energy: but they’re all for conventional, traditional nuclear power plants. And so we are. We have filed an application to build the first commercial advanced fuel manufacturing facility to make the try. So fuel we’re going to do it in Oak Ridge, Tennessee.

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Clay Sell, CEO X-energy: We made that application in April.

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00:54:07.330 —> 00:54:12.180

Clay Sell, CEO X-energy: The the this fall the nrc notified us that they had fully accepted it.

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00:54:12.250 —> 00:54:18.480

Clay Sell, CEO X-energy: We’re now in a two-year confirmatory review, process, and and that

447

00:54:18.840 —> 00:54:22.290

Clay Sell, CEO X-energy: ultimately what comes at the end of that is a license to handle

00:54:22.470 —> 00:54:25.800

Clay Sell, CEO X-energy: material up to 20% enrichment.

00:54:25.880 —> 00:54:35.829

Clay Sell, CEO X-energy: We’ll get that license and our fuel facility will go a commercial around late 25, and it will be again the first

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Clay Sell, CEO X-energy: high assay, low, enriched uranium advanced

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00:54:41.120 —> 00:54:42.800

Clay Sell, CEO X-energy: fuel facility

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Clay Sell, CEO X-energy: in the world.

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Clay Sell, CEO X-energy: We’re very pleased to bring it to Oakridge, Tennessee, and it’s it will be the fuel source for all of our early customers of X. 100.

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00:54:53.600 —> 00:55:14.509

John Jannarone, Editor-in-Chief, IPO Edge: Can we ask about the geography of where your customers are? I mean, I think there are plenty of countries out there that are very comfortable, you know, in East Asia, for instance, with with nuclear power. You know something that’s come up in the past, and we’ve been talking to companies in the space industry is, you know, national security issues. Is there anything to worry about? There? Are you able to sell to? You know the vast majority of the countries around the world?

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00:55:14.830 —> 00:55:34.100

Clay Sell, CEO X-energy: Yeah, you know that it’s a heavily, heavily regulated area? We can only trade with countries that have specific treaty agreements with the United States. In our parlance they’re called section 123 countries. We can only have discussions with countries that are that are authorized to approved. That’s that’s a huge swath

00:55:34.200 —> 00:55:45.990

Clay Sell, CEO X-energy: of the of the available market. So we don’t assess a lot of risk that, you know. I I mentioned our initial markets that we’re focused on. We have a a number of

00:55:46.090 —> 00:55:52.950

Clay Sell, CEO X-energy: fast following markets, so you know not this year or next year. But in the years following

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00:55:53.010 —> 00:56:00.980

Clay Sell, CEO X-energy: we have opportunities in Eastern Europe, and we have opportunities in Southeast Asia. You know, we announced an investment from

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00:56:01.130 —> 00:56:05.209

Clay Sell, CEO X-energy: Dl. E. And C, one of the largest constructors in Korea.

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00:56:05.400 —> 00:56:07.919

Clay Sell, CEO X-energy: specifically because

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00:56:08.070 —> 00:56:11.420

Clay Sell, CEO X-energy: they saw an opportunity to be a

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Clay Sell, CEO X-energy: co-developer of plants

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Clay Sell, CEO X-energy: bringing this technology to markets in Southeast Asia.

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00:56:17.130 —> 00:56:24.120

Clay Sell, CEO X-energy: So it’s a it. It it’s the global market will come very quickly again. It’s one of the reasons

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00:56:24.430 —> 00:56:26.430

Clay Sell, CEO X-energy: that we were so

00:56:26.640 —> 00:56:43.930

Clay Sell, CEO X-energy: gain to to partner with Ares. You know David had a a has a Korean speaking professional, you know, in their offices over there. That was, you know, proved to be very, very valuable, and you know, with a partner like Ares. You know we’re within one or 2 degrees of separation

00:56:43.950 —> 00:56:48.500

Clay Sell, CEO X-energy: from every single decision maker that we will want to engage with

468

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Clay Sell, CEO X-energy: for the next 20 years.

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Clay Sell, CEO X-energy: and that’s that’s it’s worth a lot.

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John Jannarone, Editor-in-Chief, IPO Edge: Yeah, I’m: I’m glad you brought that up. And that’s something we touched on earlier with David. But good to hear your perspective on that, You know. We’re running out of time here. But some of the David mentioned earlier, which was mind blowing, was a total addressable market. I mean almost hard to get your head around the size of these numbers

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John Jannarone, Editor-in-Chief, IPO Edge: for investors, you know you’re gonna be first to market. But is there enough opportunity out there that even if there are other companies that go after this, there’s still plenty plenty for everybody. How how should investors look at that?

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00:57:16.790 —> 00:57:20.310

Clay Sell, CEO X-energy: The investors should expect that there will be multiple winners.

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00:57:20.400 —> 00:57:25.090

Clay Sell, CEO X-energy: The size of the opportunity is so large it has to be that way.

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00:57:25.250 —> 00:57:32.689

Clay Sell, CEO X-energy: We think we have the team, the technology and the partners to be a disproportionate winner. That’s

00:57:32.790 —> 00:57:37.980

Clay Sell, CEO X-energy: That’s what I’m focused on. But there are going to be many winners. We work very collaboratively

00:57:38.020 —> 00:57:44.709

Clay Sell, CEO X-energy: with our colleagues in the industry. In many respects we all use aspects of the same supply chain.

477

00:57:44.830 —> 00:57:55.230

Clay Sell, CEO X-energy: And so you know, the the entire industry needs to. That needs to come up together, and and and it’s big enough for many.

478

00:57:55.360 —> 00:58:00.230

Clay Sell, CEO X-energy: We just we just aspire to be the disproportionate winner.

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John Jannarone, Editor-in-Chief, IPO Edge: All right. Well, we’ve we’ve only got a minute or 2 left here. What I what I like to do, since we’ve covered so much is give you to a chance to tell me if there’s anything we’ve missed, or if not, what are you most excited about this. You’re obviously taking the company public. But but what what are you thinking about most? What’s in your mind here, and we’ll start with you, clay as I from from going public.

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00:58:19.160 —> 00:58:22.570

Clay Sell, CEO X-energy: You know what we what I’m most excited about.

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00:58:22.860 —> 00:58:27.950

Clay Sell, CEO X-energy: you know. I I I’ve talked about. There’s kind of

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00:58:28.300 —> 00:58:33.629

Clay Sell, CEO X-energy: 3 big shakeouts in our industry, you know. First, you have to raise roughly 1 billiondollars

483

00:58:33.720 —> 00:58:37.040

Clay Sell, CEO X-energy: to get your products to the marketplace. You know. That’s

00:58:37.170 —> 00:58:41.880

Clay Sell, CEO X-energy: I. I’m going to put that in the in hand category. Then you have to get

00:58:43.310 —> 00:58:48.900

Clay Sell, CEO X-energy: premium class customers to select your technology, and all of those processes are competitive.

486

00:58:49.190 —> 00:58:53.940

Clay Sell, CEO X-energy: and they need to pick you instead of someone else, and you need to get a real project going.

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00:58:54.450 —> 00:58:59.520

Clay Sell, CEO X-energy: and we’ve checked the box here. The third thing, and the most exciting thing to me

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Clay Sell, CEO X-energy: is

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Clay Sell, CEO X-energy: how we use our technology

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Clay Sell, CEO X-energy: and our team

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Clay Sell, CEO X-energy: to deliver this first project approximately on time of proxy on budget. Let’s be honest the nuclear industry of late.

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00:59:13.430 —> 00:59:14.440

Clay Sell, CEO X-energy: If you look at

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Clay Sell, CEO X-energy: the you know the the Western House Southern nuclear project down in Georgia. It’s not been a great story for our industry in terms of on time, on budget performance. We think there are a lot of things about our technology, you know, building our components all in a factory, shipping them to side.

00:59:30.810 —> 00:59:34.910

Clay Sell, CEO X-energy: you know. Reduce the amount of steel, reducing the amount of cabling.

00:59:35.090 —> 00:59:46.880

Clay Sell, CEO X-energy: reducing our exposure to the nuclear regulated supply chain where you have to buy the safety related equipment. We just have less of that. There are a number of things about our technology that we think will allow us

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Clay Sell, CEO X-energy: to break this

497

00:59:48.340 —> 00:59:53.279

Clay Sell, CEO X-energy: break the conundrum of nuclear construction. We we’ve invested heavily

498

00:59:53.370 —> 00:59:56.089

Clay Sell, CEO X-energy: in a team of experts, many that came from

499

00:59:56.210 —> 01:00:01.290

Clay Sell, CEO X-energy: the barack Obama and the United Arab memories that which is arguably the most successful

500

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Clay Sell, CEO X-energy: Western related or Western Oriented

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Clay Sell, CEO X-energy: new nuclear construction project in the last 40 years. A lot of those folks are on our team at X energy.

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01:00:12.210 —> 01:00:15.049

Clay Sell, CEO X-energy: So the thing that excites me the most

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01:00:15.460 —> 01:00:18.339

Clay Sell, CEO X-energy: is the intense focus we are applying to that

01:00:18.870 —> 01:00:23.530

Clay Sell, CEO X-energy: because we know, and we believe that when we do that

01:00:23.930 —> 01:00:31.530

Clay Sell, CEO X-energy: deliver the first projects approximately a time of proxy on budget, we have set ourselves up to create massive

506

01:00:32.050 —> 01:00:36.870

Clay Sell, CEO X-energy: impact for good around the globe, massive shareholder value.

507

01:00:36.890 —> 01:00:42.030

Clay Sell, CEO X-energy: and quite frankly be part of creating a company that is truly great.

508

01:00:42.280 —> 01:00:51.099

Clay Sell, CEO X-energy: and all 400 of the employees that work with us at X energy, and all 500 of our full time equivalent contractors that work with us in the design

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01:00:51.770 —> 01:00:56.910

Clay Sell, CEO X-energy: are excited and motivated about this opportunity

510

01:00:56.980 —> 01:00:59.410

Clay Sell, CEO X-energy: to create a truly great company

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Clay Sell, CEO X-energy: with a massive impact on the globe. Honestly, that’s what gets every one of us up every single day. That is the source of my excitement.

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David Kaplan, CEO, Ares Acquisition: Well, thank you for that, David. It’s gonna be hard to top that. But if you got any parting thoughts. I’ll let you sneak one in here, for he just stole my line. I mean we. We spent 99 of this talking about

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David Kaplan, CEO, Ares Acquisition: the business opportunity that

01:01:23.430 —> 01:01:25.829

David Kaplan, CEO, Ares Acquistion: you know. Last point that clay just made.

01:01:26.010 —> 01:01:30.139

David Kaplan, CEO, Ares Acquistion: you know. Just this is a. This company can be a force for good.

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01:01:30.380 —> 01:01:36.860

David Kaplan, CEO, Ares Acquisition: and, you know, really safe, secure, clean and affordable energy

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David Kaplan, CEO, Ares Acquisition: is the Holy Grail, and I think X-Energy is going to be a big part of that, you know, for generations to come. So that’s what’s so exciting to me.

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John Jannarone, Editor-in-Chief, IPO Edge: All right. Well, that that’s perfect. Everyone. I just want to remind you. Thank you for tuning in. The replay will be up on IPO Dash edge.com, or just look up the AAC ticker on Yahoo Finance or Bloomberg Terminal. You find it there, David and Duckley. This is a real treat. Thank you so much for joining us. Hope to have have you back again soon.

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01:02:01.520 —> 01:02:03.680

Clay Sell, CEO X-energy: Thanks, John. Thanks, Jared.

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Clay Sell, CEO X-energy: Thank you, David.

Additional Information and Where to Find It

In connection with the Business Combination with X-energy, AAC will file a registration statement on Form S-4 (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”), which will include a preliminary proxy statement/prospectus to be distributed to holders of AAC’s ordinary shares in connection with AAC’s solicitation of proxies for the vote by AAC’s shareholders with respect to the Business Combination and other matters as described in the Registration Statement, as well as a prospectus relating to the offer of securities to be issued to X-energy equity holders in connection with the Business Combination. After the Registration Statement has been filed and declared effective, AAC will mail a copy of the definitive proxy statement/prospectus, when available, to its shareholders. The Registration Statement will include information regarding the persons who may, under the SEC rules, be deemed participants in the solicitation of proxies to AAC’s shareholders in connection with the Business Combination. AAC will also file other documents regarding the Business Combination with the SEC. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS OF AAC AND X-ENERGY ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS CONTAINED THEREIN, AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE BUSINESS COMBINATION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION.

Investors and security holders will be able to obtain free copies of the Registration Statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by AAC through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by AAC may be obtained free of charge from AAC’s website at www.aresacquisitioncorporation.com or by written request to AAC at Ares Acquisition Corporation, 245 Park Avenue, 44th Floor, New York, NY 10167.

Forward Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the Business Combination, including statements regarding the benefits of the Business Combination, the anticipated timing of the Business Combination, the markets in which X-energy operates and X-energy’s projected future results. X-energy’s actual results may differ from its expectations, estimates and projections (which, in part, are based on certain assumptions) and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. Although these forward-looking statements are based on assumptions that X-energy and AAC believe are reasonable, these assumptions may be incorrect. These forward-looking statements also involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Factors that may cause such differences include, but are not limited to: (1) the outcome of any legal proceedings that may be instituted in connection with any proposed business combination; (2) the inability to complete any proposed business combination or related transactions; (3) inability to raise sufficient capital to fund our business plan, including limitations on the amount of capital raised in any proposed business combination as a result of redemptions or otherwise; (4) delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals or complete regulatory reviews required to complete any business combination; (5) the risk that any proposed business combination disrupts current plans and operations; (6) the inability to recognize the anticipated benefits of any proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain key employees; (7) costs related to the proposed business combination; (8) changes in the applicable laws or regulations; (9) the possibility that X-energy may be adversely affected by other economic, business, and/or competitive factors; (10) the ongoing impact of the global COVID-19 pandemic; (11) economic uncertainty caused by the impacts of the conflict in Russia and Ukraine and rising levels of inflation and interest rates; (12) the ability of X-energy to obtain regulatory approvals necessary for it to deploy its small modular reactors in the United States and abroad; (13) whether government funding and/or demand for high assay low enriched uranium for government or commercial uses will materialize or continue; (14) the impact and potential extended duration of the current supply/demand imbalance in the market for low enriched uranium; (15) X-energy’s business with various governmental entities is subject to the policies, priorities, regulations, mandates and funding levels of such governmental entities and may be negatively or positively impacted by any change thereto; (16) X-energy’s limited operating history makes it difficult to evaluate its future prospects and the risks and challenges it may encounter; and (17) other risks and uncertainties separately provided to you and indicated from time to time described in filings and potential filings by X-energy, AAC or X-energy, Inc. with the SEC.

The foregoing list of factors is not exhaustive. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by investors as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of AAC’s Annual Report on Form 10-K, its subsequent Quarterly Reports on Form 10-Q, the proxy statement/prospectus related to the transaction, when it becomes available, and other documents filed (or to be filed) by AAC from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. These risks and uncertainties may be amplified by the conflict between Russia and Ukraine, rising levels of inflation and interest rates and the ongoing COVID-19 pandemic, which have caused significant economic uncertainty. Forward-looking statements speak only as of the date they are made. Investors are cautioned not to put undue reliance on forward-looking statements, and X-energy and AAC assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by securities and other applicable laws.

No Offer or Solicitation

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy, any securities or the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Participants in the Solicitation

AAC and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from AAC ’s shareholders, in favor of the approval of the proposed transaction. For information regarding AAC’s directors and executive officers, please see AAC’s Annual Report on Form 10-K, its subsequent Quarterly Reports on Form 10-Q, and the other documents filed (or to be filed) by AAC from time to time with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the Business Combination may be obtained by reading the registration statement and the proxy statement/prospectus and other relevant documents filed with the SEC when they become available. Free copies of these documents may be obtained as described in the preceding paragraph.